Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

ANTARES PHARMA, INC.

at

$5.60 Per Share, Net in Cash

by

ATLAS MERGER SUB, INC.,

a wholly owned subsidiary of

HALOZYME THERAPEUTICS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON MAY 23, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Antares Pharma, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Share in cash (the “Offer Price”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 12, 2022 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (i) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (ii) irrevocably accepted by Purchaser for purchase in the Offer) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”) and (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) and the HSR Condition (as defined below in Section 15 – “Conditions

i

of the Offer”). There is no financing condition to the Offer. The Offer is subject to various additional conditions. See Section 15 – “Conditions of the Offer.” A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 5 of this Offer to Purchase.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (888) 628-1041

ATRS@dfking.com

IMPORTANT

If your Shares are registered in your name and you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or (ii) follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser and request they effect the transaction for you before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, if your Shares are registered in their name.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Antares Pharma, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Share in cash (the “Offer Price”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The following are some questions you may have as a stockholder of the Company and answers to those questions. The information contained in this summary term sheet is a summary only, and may not contain all of the information that is important to you, and is not meant to be a substitute for the more detailed descriptions and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Except as otherwise set forth herein, the information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been based upon publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources or information provided by the Company. Neither Parent nor Purchaser assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or accuracy of any such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company.
Price Offered Per Share	$5.60 in cash, without interest and subject to any withholding of taxes required by applicable legal requirements.
Scheduled Expiration of Offer	One minute following 11:59 P.M., Eastern Time, on May 23, 2022, unless the Offer is otherwise extended or earlier terminated.
Purchaser	Atlas Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent.
Company Board Recommendation	The Company Board unanimously recommends that the holders of Shares tender their Shares to Purchaser pursuant to the Offer.

Who is offering to buy my securities?

Atlas Merger Sub, Inc., a Delaware corporation, is offering to purchase all of the outstanding Shares at a price per share of $5.60 in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement (the “Transactions”). Purchaser is a wholly owned direct subsidiary of Parent. Parent is a biopharma technology platform company that provides innovative and disruptive solutions with the goal of improving patient experience and outcomes. Parent licenses its technology to biopharmaceutical companies to collaboratively develop products that combine its ENHANZE® drug delivery technology with the collaborators’ proprietary compounds.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Atlas Merger Sub, Inc.

v

alone, the term “Parent” to refer to Halozyme Therapeutics, Inc. alone and the term the “Company” to refer to Antares Pharma, Inc. Unless the context otherwise requires, we use the term “Shares” to refer to shares of common stock, par value $0.01 per share, of the Company.

See Section 8 – “Certain Information Concerning Parent, Purchaser, and Certain Related Persons.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the Company. Following the consummation of the Offer, we are required to complete the Merger (as defined below) at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser. Upon completion of the Merger, the Company will become a wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the NASDAQ Global Select Stock Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $5.60 per Share in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the holder of record of your Shares and you directly tender your Shares to us (through the Depositary (as defined herein)) in the Offer, you will not be obligated to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker, banker or other nominee tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult such institutions as to whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of April 12, 2022 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the principal U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger”). In general, provided that you are a U.S. Holder and hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the U.S. federal income tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined in that section)).

The U.S. federal, state, local and foreign income and other tax consequences to holders or beneficial owners of options or restricted stock units participating in the Merger with respect to such options or restricted stock units are not discussed herein, and such holders or beneficial owners of options or restricted stock units are strongly encouraged to consult their own tax advisors regarding such tax consequences. Stockholders should consult their own tax advisors concerning the U.S. federal income tax consequences relating to the Offer and the Merger in light of their particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $960 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Purchaser will acquire these funds from Parent. Parent intends to provide the funds out of available cash on hand and newly obtained incremental financing pursuant to a commitment letter with Bank of America, N.A. and BofA Securities, Inc. (together “BofA”) dated as of April 12, 2022 (the “Debt Commitment Letter”). Neither the Offer nor the Merger is subject to any financing condition.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), together with any Shares beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), represents one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) to tender your Shares in the Offer. The term “Expiration Date” means May 23, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, your nominee may have an earlier deadline to the Offer Expiration Time. You should contact the institution that holds your Shares for more details.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, (a) if, as of any then-scheduled Offer Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied and (b) Purchaser will extend the Offer from time to time:

(i)	for any period required by any legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or NASDAQ applicable to the Offer; and

(ii)	for periods of up to ten business days per extension until the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) has been satisfied; and

(c) if, as of any then-scheduled Offer Expiration Time, the Minimum Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex I to the Merger Agreement and described below under Section 15 – “Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived, Purchaser will (to the extent permitted under the Merger Agreement), at the request of the Company, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied.

Purchaser will not be required to, and without the Company’s prior written consent, Purchaser will not, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the first business day immediately following the End Date. The “End Date” means October 12, 2022.

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Equiniti Trust Company, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute following 11:59 P.M., Eastern Time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition;

•	the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) and the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”);

•

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	no Material Adverse Effect (as defined in Section 11 – “The Merger Agreement; Other Agreements) having occurred after April 12, 2022 that is continuing.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Offer Expiration Time. If you hold your Shares as the registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Offer Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

We are not providing for guaranteed delivery procedures. Therefore, the Company stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository. In addition, for the Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. The Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments without interest and net of any withholding of taxes required by applicable legal requirements, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute following 11:59 P.M., Eastern Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of June 27, 2022, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of the Company?

Yes. The Company Board has unanimously: (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer and the Merger are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

x

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We are required to complete the Merger at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser. Once the Merger takes place, the Company will be a wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation that would be entitled to vote on the merger (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly owned subsidiaries of any of the foregoing);

•

following the consummation of the tender offer, the acquiring corporation owns at least such percentage of stock of such constituent corporation that, absent Section 251(h) of the DGCL, would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•

each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and no court of competent jurisdiction in any jurisdiction in which Parent or the Company or any of their respective subsidiaries has any operations, assets or revenues has issued any injunction or order that prevents the consummation of the Merger, and no applicable law, order or other legal restraint, injunction or prohibition is in effect in any jurisdiction in which Parent or the Company or any of their respective subsidiaries has any operations, assets or revenues, that makes consummation of the Merger illegal or otherwise prohibited, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), all of the then issued and outstanding Shares (other than Shares (a) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted by Purchaser for purchase in the Offer), will be converted in the Merger into the right to receive an amount equal to the Offer Price (without interest and subject to any withholding of taxes required by applicable legal requirements).

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and otherwise comply in all respects with the requirements for appraisal under Section 262 of the DGCL. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from NASDAQ, and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options, restricted stock units and performance stock units (if any) in the Offer and the Merger?

The Offer is being made only for Shares, and not for outstanding options to purchase Shares (each a “Company Option”), restricted stock units (“Company RSU”) or performance stock units (“Company PSU”) issued by the Company. Holders of outstanding vested but unexercised Company Options, Company RSUs or Company PSUs that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such Company Options or are issued Shares in respect of such Company RSUs or Company PSUs in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Company Options, Company RSUs or Company PSUs that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Each Company Option that is outstanding immediately prior to the Effective Time will, to the extent unvested, accelerate and become fully vested and exercisable effective prior to the Effective Time. As of the Effective Time, by virtue of the Merger, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option. Any Company Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled as of the Effective Time for no consideration.

As of the Effective Time, by virtue of the Merger, each Company RSU that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive a cash payment equal to the product of (i) the number of Shares subject to the Company RSU and (ii) the Merger Consideration.

Similarly, as of the Effective Time, by virtue of the Merger, each Company PSU that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive a cash payment equal to the product of (i) the number of Shares subject to the Company PSU (determined at the target level of performance) and (ii) the Merger Consideration.

See Section 11 – “The Merger Agreement; Other Agreements.” What is the market value of my Shares as of a recent date?

On April 12, 2022, the last full day of trading before we publicly announced the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $3.74 per Share. On April 25, 2022, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $5.56 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No. We have not previously entered into any agreements with any of the Company’s stockholders with respect to their tender of Shares into the Offer. The Company has informed us that (a) as of April 22, 2022, the executive officers and directors of the Company collectively beneficially owned, in the aggregate, 3,832,221 Shares (excluding Shares issuable upon exercise of Company Options, Company RSUs and Company PSUs) and (b) to the Company’s knowledge after making reasonable inquiry, each of the Company’s executive officers and directors currently intends to tender all of the Shares held of record or beneficially owned by such holder pursuant to the Offer.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I contact if I have questions about the Offer?

You may contact D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), toll free at (888) 628-1041 or by email at ATRS@dfking.com. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, (the “Shares”), of Antares Pharma, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Share in cash (the “Offer Price”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 12, 2022 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date and time as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted by Purchaser for purchase in the Offer) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements. Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are the holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, as provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board has unanimously: (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the Company Board’s reasons for recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase.

Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition and (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) and (iii) the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”). The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn together with any Shares owned by Parent or any of its wholly owned subsidiaries (including Purchaser), (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), represents one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price in cash (the “Merger Consideration”) without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date pay for, all Shares validly tendered prior to one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) and not validly withdrawn as described in Section 4 – “Withdrawal Rights.” The term “Expiration Date” means May 23, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, (a) if, as of any then-scheduled Offer Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied and (b) Purchaser will extend the Offer from time to time:

(iii)	for any period required by any legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or NASDAQ applicable to the Offer; and

(iv)	for periods of up to ten business days per extension until the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) has been satisfied; and

(c) if, as of any then-scheduled Offer Expiration Time, the Minimum Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex I to the Merger Agreement and described below under Section 15 – “Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived, Purchaser will (to the extent permitted under the Merger Agreement), at the request of the Company, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied.

Purchaser will not be required to, and without the Company’s prior written consent, Purchaser will not, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the first business day immediately following the End Date. The “End Date” means October 12, 2022.

See Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition to increase the Offer Price and to make any other changes in the terms and conditions of the Offer and inconsistent with the terms of the Merger Agreement. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement, if any of the Offer Conditions has not been satisfied at the Offer Expiration Time. Under certain circumstances described in the Merger Agreement, we also may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three business days) after the Offer Acceptance Time. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In the case of certificated Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal.

In the case of book-entry Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal; or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, the Company stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company. In addition, for the Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. The Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and be of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal; (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Merger Agreement or this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY

THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, the terms of the Merger Agreement and the rights of holders of Shares to challenge such interpretation with respect to their Shares in a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Options, Restricted Stock Units and Performance Stock Units. The Offer is being made only for Shares, and not for outstanding Company Options, Company RSUs or Company PSUs issued by the Company. Holders of outstanding vested but unexercised Company Options, Company RSUs or Company PSUs that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such Company Options or are issued Shares in respect of such Company RSUs or Company PSUs in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Company Options, Company RSUs or Company PSUs that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

Each Company Option that is outstanding immediately prior to the Effective Time will, to the extent unvested, accelerate and become fully vested and exercisable effective prior to the Effective Time. As of the Effective Time, by virtue of the Merger, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option. Any Company Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled as of the Effective Time for no consideration.

As of the Effective Time, by virtue of the Merger, each Company RSU that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive a cash payment equal to the product of (i) the number of Shares subject to the Company RSU and (ii) the Merger Consideration.

Similarly, as of the Effective Time, by virtue of the Merger, each Company PSU that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive a cash payment equal to the product of (i) the number of Shares subject to the Company PSU (determined at the target level of performance) and (ii) the Merger Consideration.

See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares purchased in the Offer or exchanged in the Merger (currently at a rate of 24%). To avoid backup withholding, a U.S. stockholder or payee should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Failure to provide the information on the IRS Form W-9 may subject a U.S. stockholder to penalties and backup withholding on a payment pursuant to the Offer or the Merger for all Shares purchased from or exchanged by such stockholder. Certain stockholders or payees (including, among others, corporations, non-resident foreign individuals and foreign entities) are not subject to these backup withholding and reporting requirements. An exempt U.S. stockholder or payee should indicate its exempt status on IRS Form W-9. Any foreign stockholder or payee should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s foreign status in order to qualify for an exemption from information reporting and backup withholding. A domestic entity that is disregarded as an entity separate from its owner for U.S. federal income tax purposes and has a foreign owner that is treated as a separate entity for U.S. federal income tax purposes must use the appropriate IRS Form W-8, and not the IRS Form W-9. Information disclosed on an applicable IRS Form by a stockholder or payee may be disclosed to the local tax authorities of the foreign stockholder under an applicable tax treaty or an information exchange agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against a stockholder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. Each stockholder and payee should consult their tax advisors as to any qualification for exemption from backup withholding and the procedure for obtaining any such exemption.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after June 27, 2022 if Purchaser has not accepted them for payment by the end of June 27, 2022.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger

The following discussion is a summary of certain U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a stockholder of the Company in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under any applicable tax treaty. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the

IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS. The use of words such as “will” and “should” in any tax-related discussion contained in this summary is not intended to convey a particular level of comfort.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares (except as specifically described below), small business investment companies, S corporations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, persons that accumulate earnings to avoid U.S. federal income tax, cooperatives, banks and certain other financial institutions, broker-dealers, insurance companies, mutual funds, tax-exempt organizations, governmental organizations, retirement plans or other tax-deferred accounts, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, entities subject to the U.S. anti-inversion rules, expatriates and former long-term residents of the United States, stockholders holding Shares that are part of a straddle, hedging, constructive sale, conversion or other integrated security transaction for U.S. federal income tax purposes, stockholders who properly exercise appraisal rights with respect to their Shares, stockholders who hold their Shares as “qualified small business stock” or “section 1244 stock,” and stockholders who received Shares in connection with the performance of services (including pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this summary does not address U.S. federal taxes other than income taxes (including any U.S. federal estate or gift tax consequences), any aspect of the U.S. alternative minimum tax or Medicare tax on net investment income, or any state, local or foreign tax consequence, of the Offer and the Merger.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Company Options that are canceled and converted or Company RSUs or Company PSUs that are converted into the right to receive cash, as the case may be, in connection with the Merger.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity classified as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that are beneficial owners of Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the Offer and the Merger.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will generally be long-term capital gain or loss, provided that the holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gain recognized by certain non-corporate U.S. Holders is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to certain limitations.

Tax Consequences to Non-U.S. Holders. Generally, the exchange of Shares for cash pursuant to the Offer or the Merger will not be a taxable transaction to Non-U.S. Holders for U.S. federal income tax purposes, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or the Merger, as the case may be, and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) the Company is or has been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the Non-U.S. Holder’s holding period and the five-year period preceding the Offer or the Merger, as the case may be, and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time within such period, and certain other conditions are satisfied.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States). In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax on a net basis at the rates generally applicable to a U.S. Holder (and such Non-U.S. Holder should generally provide an IRS Form W-8ECI). A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). In the case of clause (iii) of the preceding paragraph, so long as the Shares are considered to be regularly traded at any time during the calendar year, a Non-U.S. Holder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-U.S. Holder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in clause (iii). Non-U.S. Holders that have actually or constructively owned more than 5% of the Shares should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is, or has been at any time during the applicable period described in clause (iii), a USRPHC for U.S. federal income tax purposes and any consequences with respect thereto. A Non-U.S. Holder may, under certain circumstances, be subject to withholding in an amount equal to 15% of the gross proceeds on the sale or disposition of Shares. However, because we believe that the Shares are regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Merger. Non-U.S. Holders are urged to consult their tax advisors with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger and the effect of any applicable tax treaties.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger may be reported to the IRS. In addition, under U.S. federal income tax laws, backup withholding at the statutory rate (currently 24%) may apply to the amount paid to certain stockholders (who are not exempt recipients) pursuant to the Offer or the Merger. To prevent such backup withholding, each stockholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding must notify the Depositary or other applicable withholding agent of the stockholder’s taxpayer identification number (generally an employer identification number or social security number) and provide certain other information by completing, under penalty of perjury, an IRS Form W-9, a copy of which is included in the Letter of Transmittal. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the U.S. stockholder to penalties imposed by the IRS and backup withholding on any payment pursuant to the Offer or the Merger.

Certain exempt recipients (including, among others, corporations and certain non-U.S. Holders) are exempt from these backup withholding requirements (though U.S. corporations may be required to submit an IRS Form W-9 to establish such exemption). A domestic entity that is disregarded as an entity separate from its owner for U.S. federal income tax purposes and has a foreign owner that is treated as a separate entity for U.S. federal income tax purposes must use the appropriate IRS Form W-8, and not the IRS Form W-9. For a Non-U.S. Holder to demonstrate such an exemption from backup withholding, such Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8), signed under penalty of perjury, attesting to such Non-U.S. Holder’s foreign status. A copy of the appropriate IRS Form W-8 may be obtained from the Depositary or from the IRS website (www.irs.gov).

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

Holders are urged to consult their tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding.

The tax discussion set forth above is included for general information only and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws and treaties. The U.S. federal income and other tax consequences to holders or beneficial owners of options or restricted stock units participating in the Offer or Merger with respect to such options or restricted stock units are not discussed herein and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences.

6.	Price Range of Shares; Dividends on the Shares

The Shares currently trade on NASDAQ under the symbol “ATRS” The following table sets forth the high and low sale prices per Share for each quarterly period within the preceding fiscal year, as reported by NASDAQ:

	High	Low
Fiscal Year Ending December 31, 2021
First Quarter	$5.07	$3.78
Second Quarter	$4.49	$3.56
Third Quarter	$4.63	$3.55
Fourth Quarter	$3.94	$3.11
Fiscal Year Ending December 31, 2022
First Quarter	$4.18	$3.11

On April 12, 2022, the last full day of trading before we publicly announced the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $3.74 per Share. On April 25, 2022, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $5.56 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company was incorporated as a Delaware corporation on April 29, 2005 and is a specialty pharmaceutical company focused primarily on the development and commercialization of self-administered injectable pharmaceutical products and technologies using the Company’s advanced drug delivery systems. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Antares Pharma, Inc.

100 Princeton South, Suite 300

Ewing, New Jersey 08628

Telephone: (609) 359-3020

The information contained in the section titled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them) and other matters. Information concerning the Company’s directors and officers, their compensation and stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. The Company also maintains an Internet website at http://www.translate.bio. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Persons

Purchaser is a Delaware corporation and a direct wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions.

Upon consummation of the Merger with and into the Company and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

Atlas Merger Sub, Inc.

11388 Sorrento Valley Road

San Diego, California 92121

Telephone: (858) 794-8889

Parent is a Delaware corporation. Parent is a biopharma technology platform company that provides innovative and disruptive solutions with the goal of improving patient experience and outcomes. Parent licenses its technology to biopharmaceutical companies to collaboratively develop products that combine its ENHANZE® drug delivery technology with the collaborators’ proprietary compounds. The business address and business telephone number of Parent are as set forth below:

Halozyme Therapeutics, Inc.

11388 Sorrento Valley Road

San Diego, California 92121

Telephone: (858) 794-8889

The summary information set forth in this Section 8 is qualified in its entirety by reference to Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each director and executive officer of Purchaser and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of April 25, 2022, Parent does not beneficially own any Shares.

Except as set forth in Schedule I to, or elsewhere in, this Offer to Purchase: (i) none of Purchaser, Parent or, to the best knowledge and belief of Purchaser and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the other persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent or, to the best knowledge and belief of Purchaser and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC. Parent also maintains an Internet website at https://halozyme.com/. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Parent’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

9.	Source and Amount of Funds

We estimate that we will need approximately $960 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Purchaser will acquire these funds from Parent, which intends to provide the funds out of available cash on hand and newly obtained incremental financing pursuant to the Debt Commitment Letter.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Substantially concurrent with the Effective Time, Parent or Purchaser will deposit, or will cause to be deposited, with the Depositary cash sufficient to make payment of the aggregate Offer Price and the aggregate Merger Consideration. We believe that the financial condition of Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

Debt Financing

Parent has received a Commitment Letter dated as of April 12, 2022 (the “Debt Commitment Letter”), pursuant to which Bank of America, N.A. and BofA Securities, Inc. (together, “BofA”) have committed to provide, subject to the terms and conditions of the Debt Commitment Letter, to Parent a $375 million senior secured term loan. BofA has also committed to approve, subject to the terms and conditions of the Debt Commitment Letter, an amendment to Parent’s existing revolving credit facility to permit the Merger and make other changes specified in the Debt Commitment Letter. In addition, in the event sufficient additional consents to amend the existing revolving credit facility are not received, BofA has committed to provide, subject to the terms and conditions of the Debt Commitment Letter, a replacement $75 million revolving credit facility. The proceeds of the term loan, in addition to a portion of Parent’s existing cash on hand, would be used to pay the Merger Consideration, refinance the Company’s existing indebtedness and pay any fees and expenses in connection with any of the foregoing (such committed Debt Financing, collectively, the “Debt Financing”).

It is anticipated that the senior secured term loan will mature on November 30, 2026 and will call for amortization payments on a quarterly basis as set forth in the Debt Commitment Letter. The applicable interest rate on the senior secured term loan is anticipated to be a forward-looking term rate based on the secured overnight financing rate (“SOFR”) that has been selected or recommended by relevant governmental body, in each case as published on the information service as selected by BofA (“Term SOFR”) plus a Term SOFR adjustment, plus an interest margin ranging from 125 basis points to 225 basis points depending on a consolidated net leverage ratio pricing grid as set forth in the Debt Commitment Letter. The definitive financing documentation is also expected to include a base rate option. All overdue amounts will be payable at a rate of 200 basis points per annum above the otherwise applicable rate.

It is anticipated that voluntary prepayments of the senior secured term loan will be permitted at any time without premium or penalty in the minimum amounts equal to, in the case of Term SOFR loans, the lesser of $5 million and the amount outstanding and in integral multiples of $1 million over $5 million and, in the case of base rate loans, the lesser of $500,000 and the amount outstanding and in integral multiples of $100,000 over $500,000. It is further anticipated that the senior secured term loan will be subject to mandatory prepayment with (1) net cash proceeds from issuances of debt (other than certain permitted debt) and (2) net cash proceeds from certain non-ordinary course asset sales (subject to reinvestment rights and other exceptions).

The documentation governing the Debt Financing has not been finalized. Accordingly, the terms thereof are subject to change.

The funding of the Debt Financing, is subject to the following conditions:

•	execution and delivery of definitive financing documentation for the Debt Financing by Parent and each of the other parties party thereto;

•

the Merger shall have been consummated or substantially concurrently with the funding of the Debt Financing, on substantially the terms set forth in the Merger Agreement (subject to certain potential modifications deemed not materially adverse to the interests of the lenders as set forth in the Debt Commitment Letter or have not been approved by BofA);

•

the material accuracy of certain specified representations to the extent required by the limited conditionality provisions set forth in the Debt Commitment Letter (or if qualified by materiality or material adverse effect, the accuracy thereof);

•	BofA having received the pro forma financial statements and financial certificates of Parent and its subsidiaries;

•	the provision of applicable documentation under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act;

•	the payment, or arrangement for such payment substantially contemporaneously with the initial funding of the Debt Financing, of all fees and expenses required to be paid to by the Parent;

•

all documents and instruments required to be entered into or delivered to create and perfect the security interest of the collateral agent and the other secured parties have been executed and delivered;

•	the Closing Date shall not occur prior to May 12, 2022;

•	a Material Adverse Effect (as defined in the Merger Agreement) that has occurred since April 12, 2022 that is continuing; and

•	the refinancing associated with the Transactions shall have been consummated or will be consummated substantially concurrently with the closing of the Debt Financing.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO.

10.	Background of the Offer; Past Contacts or Negotiations with the Company

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9.

Background of the Offer

Senior management and the board of directors of Parent regularly review Parent’s growth prospects and overall strategic direction and evaluate potential opportunities to strengthen Parent’s business and enhance value for its stockholders. From time to time, these reviews and evaluations have included potential opportunities for business combinations, partnerships, licensing arrangements and other strategic transactions.

On February 2, 2022, Helen Torley, President and Chief Executive Officer of Parent, contacted Robert Apple, President and Chief Executive Officer of the Company, expressing a desire to speak with Mr. Apple to discuss potential future strategic and business opportunities involving Parent and the Company. On February 3, 2022, Mr. Apple and Dr. Torley met by videoconference, during which meeting Dr. Torley expressed Parent’s interest in a potential acquisition of the Company. Mr. Apple advised Dr. Torley to submit any indication of interest in writing.

On February 7, 2022, Dr. Torley called Mr. Apple to express Parent’s continued interest in a potential acquisition of the Company and to advise Mr. Apple that she would be sending a non-binding proposal to acquire the Company. Later that day, Parent submitted a letter to the Company for a non-binding proposal to acquire all outstanding Shares at a purchase price of $4.90 per Share in cash, which proposal was subject to due diligence, entry into a merger agreement in a customary form for similar public company transactions with standard closing conditions (the “February 7 Proposal”).

The morning of February 9, 2022, Mr. Apple advised Dr. Torley that the Company Board was evaluating the February 7 Proposal.

On February 15, 2022, Mr. Apple spoke with Dr. Torley via telephone to indicate that the Company Board was considering the February 7 Proposal and that the Company believed it advisable for the parties to enter into a customary confidentiality agreement in order to engage in any discussions regarding Parent’s proposal. Following that discussion, on February 16, 2022, Peter Graham, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary of the Company, sent Dr. Torley a draft confidentiality agreement that included a customary standstill provision. Between February 16, 2022 and February 18, 2022, Parent and the Company exchanged drafts of, and negotiated, the confidentiality agreement.

On February 18, 2022, the Company entered into a confidentiality agreement with Parent. Later that day, members of the Company’s senior management and Parent’s senior management met to discuss the Company’s business and operations. On February 23, 2022, the Company granted Parent access to limited due diligence materials in a virtual data room.

Beginning February 18, 2022 until March 17, 2022, members of the Company’s senior management responded to certain threshold due diligence requests from management and representatives of Parent.

On February 28, 2022, Dr. Torley called Mr. Apple to discuss a revised proposal to be sent by Parent to the Company. Later that day, Parent submitted a revised proposal to the Company to acquire all outstanding Shares at a purchase price of $5.20 per Share in cash, which proposal was subject to due diligence and entry into a 30-day exclusivity period (the “February 28 Proposal”). In the February 28 Proposal, Parent communicated that it expected to be in a position to execute a merger agreement within four weeks.

On March 8, 2022, Mr. Apple had a discussion with Dr. Torley regarding the February 28 Proposal and communicated that the February 28 Proposal was insufficient and did not provide a basis to grant exclusivity and Mr. Apple made a counterproposal of $5.75 per Share (the “Counterproposal”).

On March 13, 2022, Dr. Torley called Mr. Apple and informed him that she had discussed the Counterproposal with the board of directors of Parent and that Parent would be submitting an increased proposal to acquire all outstanding Shares at a purchase price of $5.60 per Share in cash. Mr. Apple informed Dr. Torley that he would discuss Parent’s revised proposal with the Company Board. Later that day, Dr. Torley sent to Mr. Apple a further revised non-binding proposal to acquire all outstanding Shares at a purchase price of $5.60 per Share in cash, subject to due diligence and entry into a 30-day exclusivity period (the “March 13 Proposal”). In the March 13 Proposal, Parent communicated that it expected to be in a position to execute a merger agreement within four weeks.

On March 15, 2022, at the direction of the Company Board, Mr. Apple sent Dr. Torley a draft exclusivity agreement. On March 16, 2022, Mark Snyder, General Counsel of Parent, sent Mr. Graham a revised draft of the exclusivity agreement. On March 17, 2022, following negotiation between the parties and their respective counsel, Parent and the Company executed the exclusivity agreement providing for a period of exclusivity until the earlier of April 11, 2022 or such time that Parent or any of its representatives initiated any discussion with the Company or its representatives regarding a reduction in the $5.60 per share price set forth in the March 13 Proposal.

On March 18, 2022, following entry into the exclusivity agreement, the Company granted Parent and its legal and financial advisors full access to due diligence materials through a virtual data room. In addition to their review of the virtual data room, Parent and its advisors requested and participated in calls and in-person meetings with the Company’s senior management and its representatives as part of Parent’s due diligence investigation. These due diligence calls and meetings and Parent’s confirmatory due diligence investigation continued through the execution of the Merger Agreement. Between March 23, 2022 and April 12, 2022, representatives of the Company, at the direction of the Company’s management, and representatives of Parent held due diligence calls on commercial, manufacturing, technical, clinical/regulatory, pharmacovigilance, information technology, financial, tax, cyber, human resources, litigation, general legal and patent/intellectual property topics.

On March 24, 2022, a representative of Weil, Gotshal & Manges LLP, counsel to Parent (“Weil”), sent representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), transactional legal counsel to the Company, an initial draft of the Merger Agreement prepared by Weil. Between March 24, 2022 and April 12, 2022, Skadden and Weil conducted a number of conference calls and exchanged drafts of the Merger Agreement at the direction of Parent. Among other items, the parties negotiated the amount of the termination fee payable in the event the Company terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and other circumstances in which such fee would be payable, the treatment of outstanding Company equity awards in the proposed transaction and the treatment of equity incentive awards that would otherwise have been granted in June 2022 in the ordinary course.

On March 29, 2022 and March 30, 2022, representatives of the Company’s and Parent’s management met in Minnetonka, Minnesota for a number of in-person meetings, including question and answer sessions with Company’s management. Mr. Apple and Dr. Torley also separately discussed the treatment of outstanding Company equity awards in the proposed transaction and the treatment of equity incentive awards that otherwise would have been granted in June 2022 in the ordinary course.

On April 5, 2022, Morgan, Lewis & Bockius LLP, corporate counsel to the Company, and Skadden provided Weil with an initial draft of the Company’s disclosure schedules. During the period from April 5, 2022 through April 12, 2022, Skadden and Weil discussed and exchanged drafts of the disclosure schedules and other transaction documents at the direction of the Company.

On April 6, 2022, representatives of the Company’s financial advisor spoke with representatives of Parent’s financial advisor to discuss the status of Parent’s remaining due diligence review and targeted date for execution of a definitive merger agreement.

On April 8, 2022, Mr. Apple and Dr. Torley participated in discussions regarding the treatment of the Company’s outstanding incentive equity awards and the ability of the Company to make ordinary course annual incentive equity awards (or comparable incentive awards) prior to closing. On April 9, 2022, Mr. Apple participated in additional discussions with Dr. Torley regarding the treatment of incentive equity in the Company and Parent’s site visits. On April 10, 2022, Dr. Torley called Mr. Apple and conveyed that Parent would agree to full acceleration of all outstanding employee incentive equity awards prior to closing of the transaction, and settled the treatment of Company employee equity incentive awards that otherwise would have been granted to employees in June 2022 in the ordinary course.

On April 12, 2022, the parties finalized the terms of the proposed Merger Agreement.

After the close of trading on Nasdaq on April 12, 2022, the Company, Parent and Purchaser executed and delivered the Merger Agreement.

Before the opening of trading on Nasdaq on April 13, 2022, the Company and Parent released a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price, and Parent filed a current report on Form 8-K.

On April 26, 2022, Purchaser commenced the Offer and the Company filed the Schedule 14D-9.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of the material provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 – “Certain Information Concerning the Company.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual information about Parent, Purchaser or the Company or the Transactions contained in public reports filed by Parent or the Company with the SEC. Such information can be found elsewhere in this Offer to Purchase. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by Parent with the SEC on April 13, 2022. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by Parent with the SEC on April 13, 2022, are incorporated herein by reference as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on April 26, 2022, as well as in the Company’s and Parent’s other public filings.

The Offer

Principal Terms of the Offer

The Offer. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15 – “Conditions of the Offer” (each, an “Offer Condition” and collectively, the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition and the satisfaction (or waiver by Parent) of the other Offer Conditions, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment, and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable (and in any event within three business days) after the Offer Acceptance Time (as defined below). Acceptance of all such validly tendered Shares for payment is pursuant to and subject to the conditions of the Offer, which will occur on May 23, 2022, following the Offer Expiration Date, unless one or more Offer Conditions is not satisfied as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement. The time at which Purchaser accepts for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition is referred to herein as the “Offer Acceptance Time,” and the date and time at which the Offer Acceptance Time occurs is referred to herein as the “Offer Closing.” The Offer may not be withdrawn prior to the Expiration Date (including any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition, or make any other changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions;

•

amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions;

•	amend, modify or waive the Minimum Condition or the Termination Condition;

•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Parent is required to cause Purchaser to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must extend the Offer from time to time for:

•	any period required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer; and

•	periods of up to ten business days per extension, until the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”) has been satisfied.

Additionally, Purchaser may (and at the request of the Company, Purchaser shall) extend the Offer if, as of the then-scheduled Offer Expiration Date, the Minimum Condition or any other Offer Condition is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement) on one or more occasions in consecutive increments for up to ten business days each in order to permit the satisfaction of such Offer Condition. Purchaser will not be required to, and without the Company’s written consent Purchaser will not, extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement in accordance therewith and (ii) the first business day immediately following the End Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser has agreed that it will (and Parent has agreed to cause Purchaser to) promptly terminate the Offer, and will not acquire any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Offer Acceptance Time.

Offer Conditions

The Offer Conditions are described in Section 15 – “Conditions of the Offer”

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that as promptly as practicable on the date of commencement of the Offer, the Company will file with the SEC and disseminate to holders of Shares, to the extent required by applicable federal securities laws and regulations, including Rule 14D-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 that reflect the Company Board Recommendation (as defined below) and a notice of appraisal rights as contemplated by Section 262 of the DGCL (subject to the terms and conditions of the Merger Agreement).

The Merger

Principal Terms of the Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL and, assuming the conditions to the Merger have been satisfied or waived, will be effected at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer (unless otherwise agreed by the Company, Parent and Purchaser) without a vote on the adoption of the Merger Agreement by Company stockholders.

The certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to conform to the form previously agreed to by the parties. The bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time.

Under the Merger Agreement, as of immediately after the Effective Time, the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Purchaser as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction of the following conditions:

•

there must not have been issued by any court of competent jurisdiction in any jurisdiction in which Parent or the Company or any of their respective subsidiaries has any operations, assets or revenues and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger, by any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction or any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court, arbitrator or other tribunal (collectively, “Governmental Body”) in any jurisdiction in which Parent or the Company or any of their respective subsidiaries has any operations, assets or revenues, which directly or indirectly prohibits, or makes illegal, the consummation of the Merger; and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn.

The Offer Conditions are described in Section 15 – “Conditions of the Offer.”

Conversion of Capital Stock at the Effective Time

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by the Company (or in the Company’s treasury), Parent, any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or

(b) irrevocably accepted by Purchaser for purchase in the Offer) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements. As a result of the Merger, the Company will cease to be a publicly traded Company.

At the Effective Time, (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) will automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (ii) any Shares held immediately prior to the Effective Time by Parent, or any other direct or indirect wholly owned Subsidiary of Parent (other than Purchaser) will automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor; (iii) any Shares irrevocably accepted by Purchaser for purchase in the Offer will no longer be outstanding and shall automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor and (iv) each share of common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock, $0.01 par value per share, of the Surviving Corporation.

At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares other than the right to receive, upon surrender stock of certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Treatment of Stock Options and Restricted Stock Units in the Merger

Under the terms of the Merger Agreement:

•

each Company Option that is outstanding immediately prior to the Effective Time will, to the extent unvested, accelerate and become fully vested and exercisable effective prior to the Effective Time. As of the Effective Time, by virtue of the Merger, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option. Any Company Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled as of the Effective Time for no consideration;

•

as of the Effective Time, by virtue of the Merger, each Company RSU that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive a cash payment equal to the product of (i) the number of Shares subject to the Company RSU and (ii) the Merger Consideration; and

•

as of the Effective Time, by virtue of the Merger, each Company PSU that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive a cash payment equal to the product of (i) the number of Shares subject to the Company PSU (determined at the target level of performance) and (ii) the Merger Consideration.

Prior to the Effective Time, the Company and the Company Board and any Committee of the Company Board, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the treatment of the Company stock awards.

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, between the date of the Merger Agreement and the Offer Acceptance Time there is any change in the outstanding number or class of the Shares, including by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price will be appropriately adjusted to reflect such change.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to:

•	due organization; subsidiaries, etc.;

•	certificate of incorporation and bylaws;

•	capitalization;

•	SEC filings; financial statements;

•	absence of changes;

•	title to assets;

•	real property;

•	intellectual property; data privacy

•	contracts;

•	liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	certain business practices;

•	governmental authorizations;

•	tax matters;

•	employee matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	authority; binding nature of agreement;

•	Section 203 of the DGCL;

•	merger approval;

•	non-contravention; consents;

•	opinion of financial advisor; and

•	brokers.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect”

means an event, change, occurrence, circumstance or development that either (a) had or reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations on the Company and its subsidiaries, taken as a whole, or (b) has prevented or materially delayed, or would reasonably be expected to prevent or materially delay the consummation by the Company of the Offer or the Merger; provided, that in the case of clause (a) of this definition, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Company:

•	any change in the market price or trading volume of the Company’s stock;

•

any event, change, occurrence, circumstance or development resulting from the execution, announcement, pendency or consummation of the Transactions other than for purposes of the non-contravention representation made by the Company;

•

any event, occurrence, circumstance, change or effect in the industries in which the Company or any of its subsidiaries operates or in the economy generally or other general business, financial or market conditions, except to the extent (and only to the extent) that the Company is adversely affected materially disproportionately relative to the other participants in such industries or the economy generally, as applicable;

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

•

any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, pandemic or epidemic (including COVID-19) or other outbreaks of diseases or quarantine restrictions, or any other similar event, except to the extent (and only to the extent) that such event, circumstance, change or effect materially disproportionately affects the Company relative to other participants in the industries or geographies in which the Company operates or the economy generally, as applicable;

•	the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company;

•

any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to the Merger Agreement;

•	any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of the Merger Agreement;

•

any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any legal requirement or GAAP (or interpretations of any legal requirement or GAAP) or

•	any matters disclosed in the confidential disclosure schedule to the Merger Agreement;

However, the exceptions in the first and sixth bullet points set forth above will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the other exceptions listed above) is or would be reasonably likely to be a Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	due organization;

•	Purchaser;

•	authority; binding nature of the agreement;

•	non-contravention; consents;

•	disclosure;

•	absence of litigation;

•	funds;

•	ownership of Company Common Stock; and

•	acknowledgement by Parent and Purchaser.

Certain of Parent’s representations and warranties contained in the Merger Agreement are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect,” as used in the Merger Agreement, means any event, change, occurrence or development that would prevent, materially delay or materially impair the ability of Purchaser or Parent to consummate the Transactions.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement (or in any certificate or other document delivered pursuant to the Merger Agreement) survive the Merger.

Covenants

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), (i) except (w) as required under the Merger Agreement or as required by applicable legal requirements, (x) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (y) for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 measures and with prior written notice to Parent or (z) as set forth in the Company’s confidential disclosure schedule, the Company will, and will cause its subsidiaries to conduct their respective businesses and operations in all material respects in the ordinary course and in compliance in all material respects with all applicable legal requirements; and (ii) the Company will promptly notify Parent of (y) any knowledge of the receipt of any notice from any person alleging that the consent of such person is or may be required in connection with any of the Transactions and (z) any legal proceeding commenced, or, to its knowledge threatened in writing, relating to or involving the Company or any of its subsidiaries that seeks to enjoin the consummation of the Transactions. The Company shall, and shall cause each of its subsidiaries to, use their respective commercially reasonable efforts to (A) preserve intact, in all material respects, the material components of the Company’s and each such subsidiary’s current business organization, including keeping available the services of current officers and key employees, (B) maintain in all material respects the Company’s and each such subsidiary’s respective relations and goodwill with all material suppliers, material customers, Governmental Bodies and other material business relations and (C) take the actions set forth in the Company’s confidential disclosure schedule; provided, that no action by the Company or any of its subsidiaries with respect to matters specifically addressed by the restrictions set forth in the following paragraph will be deemed a breach of the restrictions set forth in this paragraph unless such action would constitute a breach of such other provision.

The Company has further agreed that, during the Pre-Closing Period, except (i) as required or otherwise contemplated under the Merger Agreement or as required by applicable legal requirements, (ii) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (iii) for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 measures, or (iv) as set forth in the Company’s confidential disclosure schedule, neither the Company nor any of its subsidiaries will, among other things and subject to specified exceptions as set forth in the Merger Agreement and the Company’s confidential disclosure schedule:

•	establish a record date for, declare, accrue, set aside or pay any dividend or make any other distributions in respect of, any shares of its capital stock;

•

repurchase, redeem or otherwise reacquire any shares of its capital stock (including any Share), or any rights, warrants or options to acquire any shares of its capital stock, subject to customary exceptions;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by the Company of (a) any capital stock, Company stock awards or other equity interest or other security of the Company, (b) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or (c) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company, subject to customary exceptions;

•

(a) except as otherwise provided under the terms of the Merger Agreement or required under the existing terms of an existing employee plan, establish, adopt, terminate or amend, or waive any employee benefit plan, (b) make or grant to any employee of the Company who receives total annual base salary that equals or exceeds $150,000 any increase in compensation, bonuses or other benefits, (c) grant or amend any cash, equity or equity-based awards, (d) make or grant any severance, change in control, retention or termination payments to any current or former officer or other employee, or individual who is a current or former independent contractor, consultant or director of or to the Company and its subsidiaries, (e) accelerate the vesting or payment of any compensation for the benefit of any current or former officer or other employee, or individual who is a current or former independent contractor, consultant or director of or to the Company and its subsidiaries, (f) hire any person with an annual base salary in excess of $150,000 or (g) terminate (other than for cause) or layoff (or give notice of any such actions to) any individual service provider of the Company and its subsidiaries with an annual base salary in excess of $150,000;

•	amend or permit the adoption of any amendment to its or its subsidiaries’ organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make or authorize any capital expenditure other than pursuant to a specified budget and subject to other specified exceptions;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or fail to renew, permit to lapse (other than any intellectual property right expiring at the end of its statutory term for which an extension or renewal cannot be obtained), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any encumbrance (other than specified permitted encumbrances) any material right or other material asset or property, including material intellectual property rights, except (a) in the ordinary course of business (including entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business), (b) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful for the conduct of the business of the Company, and (c) as provided for in the immediately preceding bullet point;

•

receive, collect, compile, use, store, process, share, safeguard, secure (technically, physically or administratively), dispose of, destroy, disclose, or transfer (including cross-border) any Personal Information (or fail to do any of the foregoing, as applicable) in violation of any (a) applicable privacy laws, (b) privacy policies or notices of the Company or any of its subsidiaries, or (c) any of the contractual obligations of the Company or any of its Subsidiaries with respect to any Personal Information;

•

(a) lend money or make capital contributions or advances to or material investments in, any person (other than between the Company and its wholly owned subsidiaries), or incur or guarantee any indebtedness, subject to certain customary exceptions;

•

amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date hereof would have been a material contract, excluding any non-exclusive license agreements, or services agreements entered into in the ordinary course of business or any statement of work under existing material contracts not in excess of $750,000 individually;

•

commence any legal proceeding, except with respect to (i) routine matters in the ordinary course of business, (ii) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof), or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), subject to certain customary exceptions;

•	except as required by applicable legal requirements, enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

•

enter into any new material line of business (which does not include the commencement of certain preclinical or clinical studies) or any agreement, arrangement or commitment that materially limits or otherwise restricts the Company or any of its affiliates from engaging or competing in any line of business or in any geographic area or otherwise enter into any contracts imposing material restrictions on the Company’s assets, operations or business;

•

(A) commence any clinical study of which Parent has not been informed prior to the date of the Merger Agreement, (B) unless mandated by any regulatory authority or Governmental Body, discontinue, terminate or suspend any ongoing clinical study, or (C) except as required by applicable legal requirements, as determined in good faith by the Company, discontinue, terminate or suspend any ongoing IND-enabling preclinical study, in each case without first consulting with Parent in good faith;

•

(A) make, change or rescind any material tax election; (B) settle or compromise any material tax claim; (C) change (or request to change) any material method of accounting for tax purposes; (D) file any material amended tax return; (E) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any such extension that arises solely as a result of an extension of time to file a tax return obtained in the ordinary course of business); (F) surrender or compromise any claim for a material refund of taxes; or (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. tax legal requirements) with any Governmental Body; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.

No Solicitation. The Company will, and will direct its representatives, to cease any direct or indirect solicitation, encouragement, discussions or negotiations with any person that may have been ongoing with respect to any Acquisition Proposal (as defined below). Except as otherwise described below, the Company will not, and will direct its representatives not to (i) continue any direct or indirect solicitation, knowing encouragement, knowing facilitation (including by way of providing non-public information), discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly:

•

solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

In addition, as soon as reasonably practicable after the date of the Merger Agreement, the Company will deliver a written notice to each person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal in the 180 days prior to the execution of the Merger Agreement, requesting the prompt return or destruction of all confidential information previously furnished to any person within the 180 days prior to the execution of the Merger Agreement for the purposes of evaluating a possible Acquisition Proposal.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any proposal or offer from any person or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to, in a single transaction or series of related transactions, any of the following:

•	an acquisition or license of assets of the Company equal to 20% or more of the Company’s assets or to which 20% or more of the Company’s revenues or earnings are attributable;

•	an issuance or acquisition of 20% or more of the outstanding Shares;

•	a recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares; or

•

a merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares.

Notwithstanding the foregoing, the Transactions are excluded from the definition of “Acquisition Proposal.”

For purposes of the Merger Agreement, the term “Superior Offer” means any bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions. However, for purposes of the definition of “Superior Offer,” the references to “20% or more” in the definition of Acquisition Proposal are deemed to be references to “more than 50%.”

Notwithstanding the restrictions described above, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time the Company or any of its representatives receives a bona fide, unsolicited written Acquisition Proposal from any person or group of persons, which Acquisition Proposal did not result from a breach in any material respect of the restrictions described above, then:

•

the Company and its representatives may contact such person or group of persons solely to clarify the terms and conditions of such proposal and inform such person or group of persons of the terms of the Company’s non-solicit obligations; and

•

if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, then the Company and its representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to the Company to the person or group of persons who has made such Acquisition Proposal (and the Company must as promptly as reasonably practicable (and in any event within 24 hours) provide to Parent any non-public information concerning the Company that is provided to any such person given such access which was not previously provided to Parent or its representatives) and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal; provided, that the Company may only take the actions described in clauses (x) and (y) above if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable legal requirements.

For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions (other than standstill provisions) that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement between the Company and Parent as described in Section 11 – “Summary of the Merger Agreement and Certain Other Agreements – Summary of the Confidentiality Agreement” below, and (ii) does not prohibit the Company from providing any information to Parent in accordance with the Merger Agreement or otherwise prohibit the Company from complying with its obligations under the Merger Agreement.

In addition, the Company must:

•

promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to, an Acquisition Proposal, are received by the Company or any of its representatives, including the identity of the person or group of persons making such Acquisition Proposal;

•	provide Parent a summary of the material terms and conditions of any Acquisition Proposal (and copies of all written correspondence and documentation related to such Acquisition Proposal);

•	keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such Acquisition Proposal on a prompt basis; and

•	upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

Change of the Company Board Recommendation. As described above, and subject to the provisions described below, the Company Board has unanimously resolved to recommend that the Company’s stockholders tender their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” Unless the Company Board has made a Company Adverse Change Recommendation (as defined below), the Company Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, neither the Company Board nor any committee of the Company Board may:

•

fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser) or publicly propose to fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation;

•	approve, recommend or declare advisable, or publicly propose to approve, recommend, endorse or declare advisable, any Acquisition Proposal; or

•	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders.

Any action described in the foregoing three bullet points is referred to as a “Company Adverse Change Recommendation.”

The Merger Agreement further provides that the Company Board will not (i) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any contract (other than an Acceptable Confidentiality Agreement as described above) with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, the Company Board may make a Company Adverse Change Recommendation in response to an Acquisition Proposal or, provided that such Acquisition Proposal did not arise out of a breach in any material respect of the obligations of the Company described above under “ – No Solicitation”, terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Offer. However, such action may be taken if and only if:

•

the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors, as applicable) that the applicable Acquisition Proposal is a Superior Offer and the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable legal requirements;

•

the Company has given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Offer at least five business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”);

•

the Company has provided to Parent a summary of the material terms and conditions of such Acquisition Proposal and the latest draft of any documentation being negotiated in connection with such Acquisition Proposal;

•

the Company has given Parent the five business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made the Company’s representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•

after considering the results of any such negotiations and giving effect to any proposals made in writing by Parent after consultation with outside legal counsel and financial advisors, as applicable, the Company Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Offer would be reasonably likely to be inconsistent with its fiduciary duties under applicable legal requirements.

The above will also apply to any material amendment to any Acquisition Proposal, which shall require a new Determination Notice, except that the references to five business days therein will be deemed to be references to three business days.

Additionally, at any time prior to the Offer Acceptance Time, other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance (as defined below). However, such action may be taken if and only if:

•

the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors, as applicable) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable legal requirements;

•	the Company has given Parent a Determination Notice at least five business days prior to making any such Company Adverse Change Recommendation;

•	the Company has specified the Change in Circumstance in reasonable detail;

•

the Company has given Parent five business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made the Company’s representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•

after considering the results of any such negotiations and giving effect to any proposals made in writing by Parent after consultation with its outside legal counsel, the Company Board has determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable legal requirements.

The above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, which shall require a new Determination Notice, except that the references to five business days therein will be deemed to be references to three business days.

For purposes of the Merger Agreement, a “Change in Circumstance” means any event or development or change in circumstances that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change primarily resulting from a breach of the Merger Agreement by the Company) occurring or arising after the date of the Merger Agreement that was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement, which event, occurrence, fact or change becomes known to the Company Board prior to the Offer Acceptance Time, other than (i) changes in the price of the Shares, in and of itself (however, the underlying reasons for such changes may constitute a Change in Circumstances), (ii) any Acquisition Proposal or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute a Change in Circumstances).

None of the provisions described above under “ – No Solicitation” or elsewhere in the Merger Agreement will prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders that is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, so long as any such action that would otherwise constitute a Company Adverse Change Recommendation is taken only in accordance with the provisions described in this Change of the Company Board Recommendation subsection.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

Pursuant to the Merger Agreement, each of the parties has agreed to use its, and to cause its respective subsidiaries to use their, respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any antitrust law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

In furtherance and not in limitation of the foregoing, if and to the extent necessary to consummate the Merger before the End Date, Parent will offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Company or any of its Subsidiaries, or (ii) the imposition of any limitation or regulation on the ability of the Company or any of its Subsidiaries to freely conduct their business or own such assets; provided, that such efforts or action does not have or would not reasonably be expected to result in a Material Adverse Effect, provided, that neither the Parent nor Company will be required to agree to any such efforts or action unless conditioned on the consummation of the Merger. The parties have also agreed that neither Parent nor the Company shall have any obligation (A) sell, divest, license or otherwise dispose of or hold separate (through the establishment of a trust or otherwise) any assets or categories of assets of Parent or any of its subsidiaries or (B) to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

Subject to the terms and conditions of the Merger Agreement, each of the parties agreed, and agreed to cause their respective affiliates, to (i) as promptly as reasonably practicable and advisable, but in no event later than April 26, 2022 (unless Parent and the Company agree to a later date), make an appropriate filing of all Notification and Report forms as required by the HSR Act, with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

Each of the parties also agreed to use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other Parties of any material communication to or from the U.S. Federal Trade Commission (the “FTC”), the U.S. Department of Justice (the “DOJ”) or any other Governmental Body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) on request, promptly furnish to the other party a copy of such communications, subject to a confidentiality agreement limiting disclosure to outside counsel and consultants retained by such counsel, and subject to redaction or withholding of documents as necessary (A) to comply with contractual arrangements, (B) to remove references to valuation of the Company, (C) to protect confidential and competitively sensitive information and (D) to address attorney-client privilege or other privilege concerns, (vi) to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Body, permit authorized representatives of the other parties to be present at each meeting and telephone or video conference relating to such request, inquiry, investigation, action or legal proceeding. Each party shall supply as promptly as practicable and advisable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including any “second request” under the HSR Act, received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. No party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period or withdraw its filing under the HSR Act without the prior written consent of the other parties (such consent not be unreasonably withheld, delayed or conditioned). Purchaser shall pay all filing fees under the HSR Act.

Parent will have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and will take the lead in joint meetings with any Governmental

Body in connection with obtaining any necessary antitrust or competition clearances, provided, however, that, Parent and the Company will consult in advance with each other and in good faith take each other’s views into account prior to taking any material substantive position in any written submissions or, to the extent practicable, discussions with Governmental Bodies.

Each of the parties also agreed that the Company will consult with Parent prior to taking any material substantive position with respect to the filings under the HSR Act or required by any other Governmental Body.

Access to Information. During the Pre-Closing Period, the Company has agreed, solely for purposes of furthering the Transactions or integration planning relating thereto, on reasonable advance notice to the Company, the Company will, and will cause the respective representatives of the Company, to provide Parent and its representatives with reasonable access during normal business hours to the Company’s representatives, assets and all existing books, records, tax returns, work papers and other documents and information relating to the Company, and to provide copies of such existing books, records, tax returns, work papers and other documents and information relating to the Company, in each case, to the extent reasonably requested by Parent and its representatives for reasonable business purposes, subject to customary exceptions.

Employee Benefits

For a period of one year following the Effective Time, Parent will provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any of its affiliates) during such one year period: (i) a base salary (or base wage, as the case may be) and a target annual cash incentive compensation opportunity (excluding any one time or long-term incentive awards), each of which is no less favorable than the base salary (or base wage, as the case may be) and target annual cash incentive compensation opportunity (excluding any one time or long-term incentive awards) provided to either (a) such continuing employee immediately prior to the Effective Time, or (b) similarly situated employees of Parent or an affiliate of Parent; (ii) broad-based employee benefits (excluding equity and equity-based awards, severance, retention, and change in control plans, programs, perquisites and arrangements) that are substantially comparable in the aggregate to the benefits (excluding equity and equity-based awards, severance, retention, and change in control plans, programs, perquisites and arrangements) provided to such continuing employees immediately prior to the Effective Time and (iii) with respect to any such continuing employee who suffers a termination of employment under circumstances that would have given such continuing employee a right to severance payments and benefits under the Company’s severance policy or plan in effect immediately prior to the Closing Date, as listed on the Company’s confidential disclosure schedules, severance payments and benefits no less favorable than those that would have been provided to such employee under such plan or policy.

Parent or an affiliate of Parent shall use commercially reasonable efforts to give each continuing employee of the Company who is employed by the Company as of immediately prior to the Effective Time service credit for purposes of (i) eligibility to participate and eligibility for vesting (excluding any Parent subsidies such as retiree medical benefits), and (ii) only under Parent’s and/or Surviving Corporation’s vacation, sick and/or PTO policies, levels of benefits, in each case under Parent’s and/or the Surviving Corporation’s employee benefit plans and arrangements to the extent such continuing employee is eligible to participate in such plans and arrangements and coverage under such plans and arrangements replaces coverage under a comparable employee plan in which such continuing employee participates immediately prior to the Closing Date, with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date, provided that the foregoing shall not result in the duplication of benefits under any such employee benefit plans and arrangements or under any defined benefit pension plan.

Parent will (i) use commercially reasonable efforts to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to continuing employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) use commercially reasonable efforts to ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances, credit continuing employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

Effective as of no later than the day immediately preceding the Closing Date, if requested by Parent in writing at least ten business days prior to the Closing Date, the Company will cause the Antares Pharma, Inc. 401(k) Plan to be terminated. If Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the Antares Pharma, Inc. 401(k) Employee Savings Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date), and the Company will have taken all steps necessary to terminate the Antares Pharma, Inc. 401(k) Plan as Parent may reasonably require. In the event of such termination, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code that is sponsored by Parent or one of its affiliates (the “Parent 401(k) Plan”) that will cover continuing employees effective as of, or as soon as practicable following, the Closing Date. In connection with the termination of the 401(k) Plan, if applicable, Parent shall cause the Parent 401(k) Plan to accept from the 401(k) Plan the “direct rollover” of the account balance (including the in-kind rollover of promissory notes evidencing all outstanding loans) of each continuing employee who participated in the 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the 401(k) Plan and the Code. The Company and Parent shall cooperate in good faith to take any and all commercially reasonable actions needed to permit each continuing employee with an outstanding loan balance under the 401(k) Plan as of the date such plan is terminated to continue to make scheduled loan payments to the 401(k) Plan after the Closing, pending the distribution and in-kind rollover of the promissory notes evidencing such loans from the 401(k) Plan to the Parent 401(k) Plan, as provided in the preceding sentence, such as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

Parent also agreed to take the actions set forth on the Company’s confidential disclosure schedules.

Prior to making any written or oral communications to each current or former officer or other employee, or individual who is a current or former independent contractor, consultant or director, of or to the Company or its subsidiaries pertaining to compensation or benefits matters that are affected by the Transactions contemplated by the Merger Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

The Merger Agreement does not confer upon any person (other than the Company, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts and omissions occurring prior to the Effective Time, as well as related rights to advancement of expenses, in favor of the current and former directors and officers of the Company, who we refer to collectively as the “indemnitees.” Specifically, for a period of six years after the Effective Time, the provisions of the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement which relate to indemnification, exculpation and advancement of expenses, as well as certain indemnification agreements between an indemnitee and the Company made available to Parent, shall survive the Merger and must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of an indemnitee, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware (or other applicable) law during such six-year period.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Parent or the Company may, through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for the Company policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Security Holder Litigation. The Company has agreed to promptly notify Parent of any litigation against the Company and/or its directors relating to the Transactions. The Company shall control any legal proceeding brought by stockholders of the Company against the Company and/or its directors related to the Transactions. The Company will give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account. No such settlement will be agreed to without Parent’s prior written consent which shall not be unreasonably withheld, conditioned or delayed.

Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters. The Company and the Company Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and the Company’s stock awards in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters. The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Closing Date, the Company has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable legal requirements and rules and policies of the NASDAQ to enable delisting by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the date on which the closing of the Merger occurs.

Payoff. No later than three business days prior to the Closing Date, the Company will deliver or cause to be delivered to Parent customary payoff letters in respect of that certain Credit Agreement, dated as of November 1, 2021, by and among the Company, as the borrower, Wells Fargo, National Association, as administrative agent, and the lenders from time to time party thereto and customary lien release documentation providing for the automatic and irrevocable release of all guarantees and security interests provided by the Company and/or its subsidiaries under such Indebtedness, in each case, in form and substance reasonably acceptable to Parent from the holders of such indebtedness (or the agents representing the foregoing).

Financing Cooperation.

Prior to the consummation of the Merger (the “Closing”) or termination of the Merger Agreement, the Company will, and will cause the Company’s subsidiaries and shall use its commercially reasonable efforts to cause its and their respective officers, directors (or equivalent managers), employees, accountants, consultants, legal counsel and agents and other representatives to, use commercially reasonable efforts to provide, at Parent’s sole cost and expense, such cooperation as Parent may reasonably request in connection with Parent obtaining the Debt Financing described in “Section 9 – Debt Financing” to finance the transactions contemplated by the Merger Agreement, including by using commercially reasonable efforts to:

•	reasonably assist Parent in the preparation of customary marketing and syndication documentation;

•	assist with the pledging of, and granting of security interests in, the collateral of the Company or the Company’s Subsidiaries in connection with the Debt Financing;

•

facilitate the taking of actions by the Company or its subsidiaries as may be reasonably necessary to permit the consummation of the Debt Financing on the Closing Date and to permit the proceeds thereof to be made available to Parent as of the Closing Date; and

•

at least four business days prior to the Closing Date (or such shorter timeframe as may be otherwise agreed), provide (A) all documentation and other information about the Company or its subsidiaries as has been reasonably requested by Parent in writing to the Company or its subsidiaries at least eight business days prior to the Closing Date under applicable “know your customer” and anti-money laundering rules and regulations and (B) a certification regarding beneficial ownership.

The Company and its subsidiaries shall not be required to: (i) pay any commitment, consent or other similar fee, incur or reimburse any costs or expenses, incur any personal liability, or provide or agree to provide any indemnity in connection with the Debt Financing prior to the Closing for which the Company is not reimbursed or otherwise indemnified by the Parent; (ii) take any action or do anything that would: (A) contravene any applicable legal requirement or its organizational documents or (B) contravene any of its material contracts; (iii) disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar non-financial proprietary information or violate any obligations of the Company, its subsidiaries or any other person with respect to confidentiality or could result in the loss of or jeopardize any attorney-client privilege, attorney work product protections or similar protections; (iv) waive or amend any terms of the Merger Agreement or cause any representation or warranty in the Merger Agreement to be breached or cause any condition to Closing to fail to be satisfied or otherwise cause any breach of the Merger Agreement; (v) deliver any certificate or opinion or take any other action described in this “ – Financing Cooperation” that would or would reasonably be expected to result in personal liability to the Company or its subsidiaries; (vi) provide cooperation that involves any binding commitment or agreement or instrument by the Company or its subsidiaries (or commitment or agreement which becomes effective prior to the Closing) which is not conditional on the Closing and does not terminate without liability to the Company or its subsidiaries upon the termination of the Merger Agreement; (vii) prepare any financial statements or information that are not reasonably available to it and prepared in the ordinary course of its financial reporting practice (including pro forma financial statements and projections); (viii) take any action in connection with this provision that would interfere unreasonably with the business or operations of the Company or its subsidiaries; (ix) cause any director, officer, employee or other representative of the Company or its subsidiaries to incur any actual or potential personal liability or breach any fiduciary duty; (x) change any fiscal period; (xi) require the Company or its subsidiaries to provide any solvency or other similar certificate of its chief financial officer or similar officer; or (xii) deliver or cause to be delivered any opinion of counsel, reliance letters or any certificate, comfort letter or similar deliverable in connection with the Debt Financing (other than customary authorization letters in connection with any confidential information memorandum in connection with the Debt Financing). In addition, notwithstanding this provision, the board of directors of the Company or its subsidiaries shall not be required to approve or adopt any Debt Financing effective prior to the Closing.

Parent agreed that, prior to the Closing, the Company, its subsidiaries and their respective representatives will not have any responsibility for, or incur any liability to any person under, any financing that Parent may raise in connection with the transactions contemplated by the Merger Agreement (including the Debt Financing) or any cooperation provided pursuant to the first paragraph under this “ – Financing Cooperation”, and shall indemnify and hold harmless the Company, its subsidiaries and their respective representatives, from and against any and all losses suffered or incurred by any of them in connection with the Debt Financing or any alternative financing and any information utilized in connection with such financing.

The receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, Purchaser or any of their respective affiliates or any other financing is not a condition to Parent’s or Purchaser’s obligations under the Merger Agreement.

Termination. The Merger Agreement may be terminated prior to the Effective Time under any of the following circumstances:

•	by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

•

by either Parent or the Company if a court of competent jurisdiction or other Governmental Body of competent jurisdiction in any jurisdiction in which Parent or the Company has material assets has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable (except that no party will be permitted to terminate the Merger Agreement pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time);

•

by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board has failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or has effected a Company Adverse Change Recommendation; (ii) the Company Board has failed to publicly reaffirm its recommendation of the Merger Agreement within ten business days after Parent so requests in writing, except that Parent may only make such request once every 30 days; or (iii) in the case of a tender offer (other than the Offer as contemplated herein) or exchange offer subject to Regulation 14D under the Exchange Act, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer. We refer herein to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

•

by either Parent or the Company if the Offer Acceptance Time has not occurred on or prior to 5 p.m. Eastern Time on the End Date (except that no party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is primarily attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party). We refer to any termination of the Merger Agreement pursuant to this provision as an “End Date Termination”;

•

by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer, so long as the Company has complied in all material respects with the requirements described above under “ – No Solicitation” and “ – Change of the Company Board Recommendation” with respect to such Superior Offer, and concurrently with such termination pays the Termination Fee (as defined below). We refer to any termination of the Merger Agreement pursuant to this provision as a “Superior Offer Termination”;

•

by Parent, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of the Company has occurred such that the Representations Condition or the Obligations Condition (each as defined below) would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Parent gives the Company notice of such breach or failure to perform (except that Parent will not be permitted to terminate the Merger Agreement pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement). We refer to any termination of the Merger Agreement pursuant to this provision as a “Company Breach Termination”;

•

by the Company, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has prevented or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date the Company gives Parent notice of such breach or failure to perform (except that the Company will not be permitted to terminate the Merger Agreement pursuant to this provision if the Company is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement). We refer to any termination of the Merger Agreement pursuant to this provision as a “Parent Breach Termination”; or

•

by the Company if Purchaser has failed to (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by August 26, 2022 (other than due to a breach by the Company of its obligations to provide required information to Purchaser) or (ii) accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended).

Effect of Termination. If the Merger Agreement is terminated, it will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and the Company (as described below), will survive such termination, including the provisions described in “ – Company Termination Fee” below, and (ii) no such termination will relieve any party from any liability for fraud or willful breach of the Merger Agreement prior to such termination.

Company Termination Fee. The Company has agreed to pay Parent a termination fee of $33,000,000 in cash (the “Termination Fee”) in the event that;

•	the Merger Agreement is terminated by the Company pursuant to a Superior Offer Termination;

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or

•

(i) the Merger Agreement is terminated pursuant to an End Date Termination (but, in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to the exception described in the End Date Termination) or a Company Breach Termination, (ii) any person shall have publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and shall not have publicly withdrawn such Acquisition

Proposal prior to (1) in the case of the Merger Agreement being subsequently terminated due to an End Date Termination, the date that is two (2) business days prior to the Expiration Date or (2) in the case of the Merger Agreement being subsequently terminated pursuant to a Company Breach Termination, the time of the breach or failure to perform giving rise to such termination and (iii) within twelve months of such termination the Company consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal (except that for purposes of determining if the Termination Fee is payable under this prong (iii), the references to “20%” in the definition of “Acquisition Proposal” described above under “ – No Solicitation” will be deemed to be references to “50%”).

In no event will the Company be required to pay the Termination Fee on more than one occasion. In the event Parent or its designee receives the Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding against the Company, Parent, Purchaser or any of their respective affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination (except that such receipt will not limit the rights of Parent or Purchaser with respect to fraud or willful breach).

Specific Performance. Parent, Purchaser and the Company have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Transfer Taxes. Except as expressly provided limited circumstances expressly specified in the Merger Agreement, all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by Parent and Purchaser when due.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. The documents entered into in accordance with the Debt Financing and any dispute concerning and against the Debt Financing sources arising under, out of, in connection with or related in any manner to the Merger Agreement will be governed by and construed in accordance with the laws of the State of New York except as otherwise provided in the applicable documents relating to the Debt Financing.

Other Agreements

Confidentiality Agreement

Parent and the Company entered into a non-disclosure agreement, dated February 18, 2022 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any confidential information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than for each party’s consideration of a possible negotiated merger or acquisition of the Company by Parent. The Confidentiality Agreement includes a standstill provision for the benefit of both parties, and permits Parent to privately and confidentially made a proposal to acquire the Company directly to the board of directors of the Company or to the CEO of the Company during the standstill period, as well as a fall-away provision that is triggered upon (among other events) (i) a party’s announcement of entry into a definitive agreement with a person other than the other party for the acquisition of all or a majority of such party’s equity securities or all or substantially all of the such party’s assets, (ii) recommendation by a party’s board in favor of a bona fide tender or exchange offer or (iii) the other party publicly discloses that it has authorized a process for the solicitation of competing offers or indications of interest in respect of an alternative transaction. This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

On March 17, 2022, Parent and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), pursuant to which the Company agreed that from March 17, 2022 until the earlier of (i) 11:59 p.m. Eastern Time on April 11, 2022 and (ii) if at any time Parent or any of its representatives initiates any discussion with the Company or its representatives of reduction in the $5.60 per share price set forth in Parent’s March 13, 2022 proposal, the Company would not, and would cause its subsidiaries not to, and direct its and its subsidiaries’ respective representatives not to (other than with respect to Parent or any of its representatives), directly or indirectly, (i) solicit, initiate, continue or enter into discussions with, or knowingly encourage, or provide any non-public information to, any corporation, partnership or other entity or group or person that constitutes, or would be expected to lead to, an acquisition proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding relating to, an acquisition proposal or any inquiry, proposal or offer that would be expected to lead to an acquisition proposal, or (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement relating, directly or indirectly, to an acquisition proposal.

The Company also agreed to and cause its subsidiaries to, and direct its and its subsidiaries’ respective representatives to immediately cease and cause to be terminated any and all contracts, discussions and negotiations with any third party with respect to an acquisition proposal or that could reasonably be expected to lead to an acquisition proposal. This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

Debt Commitment Letter

The description of the Debt Commitment Letter included in Section 9 – “Source and Amount of Funds – Debt Financing” is incorporated into this Section 11 by reference.

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to Merger set forth in the Merger Agreement.

The Company Board has unanimously: (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

In connection with Parent’s consideration of the Offer, Parent is developing a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to keep the Company as a separate operating business. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

After completion of the Offer and the Merger, the Company will be a wholly owned subsidiary of Parent. From and after the consummation of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Company as of immediately after the Effective Time.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company, (iii) any material change in the Company’s capitalization, indebtedness or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer (unless otherwise agreed by the Company, Parent and Purchaser) pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is required to occur at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser), the Shares will no longer meet the requirements for continued listing on NASDAQ, and Parent will seek to cause the listing of Shares on NASDAQ to be discontinued as soon as the requirements for termination of the listing are satisfied.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Parent intends to, and will cause the Surviving Corporation to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of the Company’s capital stock.

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used but not defined in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions below.

The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may amend the Offer as otherwise permitted by the Merger Agreement if, at one minute following 11:59 p.m. Eastern Time on any scheduled Expiration Date (as it may be extended or subject to any requirements to extend), (i) the Minimum Condition or the Termination

Condition has not been satisfied, or (ii) any of the following other conditions shall not be satisfied or (to the extent permitted by applicable law) waived:

•

any waiting period (and any timing agreements, any extensions of any waiting period, any understandings or commitments obtained by request or other action of the FTC and/or the DOJ, as applicable) imposed under the HSR Act applicable to the Transactions shall have expired or been terminated (the “HSR Condition”);

•

(i) there shall not have been issued by (A) any court of competent jurisdiction in any legal proceeding involving a Governmental Body or (B) any court of competent jurisdiction in any legal proceeding involving a non-Governmental Body in a jurisdiction in which Parent or the Company or their respective subsidiaries has assets, operations or revenues or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger and (ii) no action shall have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, that Parent and Purchaser shall not be permitted to invoke this clause unless they shall have taken all actions required under the Merger Agreement to avoid any such order or have any such order lifted (each of the conditions in this bullet point and the preceding bullet point (in the case of this bullet point, as such condition relates to the HSR Act), the “Regulatory Condition”);

•	after the date of the Merger Agreement, there not having occurred a Company Material Adverse Effect that is continuing (the “MAE Condition”);

•

the Company having complied with or performed in all material respects each of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”);

•

(1) the representations and warranties of the Company as set forth in Section 3.1 of the Merger Agreement (Due Organization; Subsidiaries, Etc.) Section 3.20 (Authority; Binding Nature of Agreement) and Section 3.22 (Merger Approval) being accurate in all material respects as of the date of the Merger Agreement and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made at and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (1)) only as of such date), (2) each of the representations and warranties of the Company as set forth in Section 3.5(a) (Absence of Changes) shall have been accurate as of the date of the Merger Agreement and shall be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standards set forth in this clause (2)) only as of such date), (3) the representations and warranties of the Company as set forth in subsections (a), (c) (first sentence only) and (e) of Section 3.3 (Capitalization, Etc.) shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, other than de minimis inaccuracies (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable de minimis standard as set forth in this clause (3)) only as of such date); and (4) the representations and warranties of the Company as set forth in the Merger Agreement (other than those referred to in clauses (1), (2) and (3) above) shall have been accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made at and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded (except where the term material is part of a defined term under the Merger Agreement and the use of such defined term therein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (4) only as of such date) (the “Representations Condition”); and

•

Parent having received from the Company a certificate signed on behalf of the Company by an executive officer of the Company confirming that the Representations Condition and the Obligations Condition have been duly satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition and the Termination Condition (which may only be waived with the prior written consent of the Company), may be waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case prior to the Offer Expiration Time, and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the Merger Agreement; provided, that unless otherwise provided by the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to (A) decrease the Offer Price; (B) change the form of consideration payable in the Offer; (C) decrease the maximum number of Shares sought to be purchased in the Offer; (D) impose conditions or requirements to the Offer in addition to the Offer Conditions; (E) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions; (F) amend, modify or waive the Minimum Condition or the Termination Condition; (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act. Parent may not withdraw the Offer prior to any Expiration Date of the Offer, unless the Merger Agreement is terminated in accordance with its terms.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust Compliance

Under the HSR Act, certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have expired or been terminated.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. Each of Parent and the Company filed their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 26, 2022 and therefore the waiting period will expire on May 11, 2022, unless earlier terminated by the FTC and the Antitrust Division, Parent receives a request for additional information or documentary material prior to that time, or Parent voluntarily withdraws and refiles its notification so as to provide the FTC and the Antitrust Division an additional 15 days to review the transaction. Expiration or termination of the waiting period under the HSR Act is a condition to the consummation of the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest substantial assets or seek other conduct relief as a condition of consummating the acquisition. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws of the United States or state antitrust laws. At any time before or after the consummation of the Merger, notwithstanding the expiration or early termination of the applicable waiting period under the HSR Act, any state or private party could file suit seeking to enjoin the consummation of the Merger or seeking other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

The Company may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) followed the procedures set forth in Section 262 of the DGCL to exercise and perfect their appraised demand; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of

Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Under Section 262 of the DGCL, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262 of the DGCL.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained D.F. King & Co., Inc. to be the Information Agent, and Equiniti Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

Atlas Merger Sub, Inc.

April 26, 2022

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is c/o Atlas Merger Sub, Inc., 11388 Sorrento Valley Road, San Diego, California, 92121. The telephone number at such office is (858) 704-6440. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Helen Torley Director; President

Helen Torley is a board member of Quest Diagnostics Incorporated, a diagnostic information services company.

Dr. Torley previously served as Chief Commercial Officer at Onyx pharmaceuticals from 2011-2013 until the acquisition of Onyx by Amgen in 2013. From 2002-2011 Dr. Torley held several senior commercial positions at Amgen including Vice President and General Manager US Bone Health and Vice President and General Manager US Nephrology. From 1997-2002 she held various senior management positions at Bristol-Myers Squibb, including Regional Vice President of Cardiovascular and Metabolic Sales and Head of Cardiovascular Global Marketing. She began her industry career at Sandoz, which merged with Ciba-Geigy to become Novartis in 1996, where she held a range of positions of increasing responsibility in Clinical Development, culminating in the position of Vice President of Medical Affairs, responsible for overseeing the design and conduct of a broad portfolio of clinical studies across nephrology, rheumatology, oncology and CNS indications.

Dr. Torley has served as CEO of Parent since 2014 and as Director and President of Purchaser since 2022.

Dr. Torley is a citizen of England.

Nicole LaBrosse Director; Treasurer

Nicole LaBrosse was appointed Chief Financial Officer of Parent in 2022. Previously Ms. LaBrosse served as Parent’s Vice President, Finance and Accounting from January 2020 to February 2022 and as the Company’s Executive Director, Controller from July 2017 to December 2019. From June 2015 to June 2017, she was Parent’s Senior Director, Financial Reporting. Before joining Parent, Ms. LaBrosse was with PricewaterhouseCoopers, LLP from 2004 to 2015.

Ms. LaBrosse has served Director and Treasurer of Purchaser since 2022.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is c/o Atlas Merger Sub, Inc., 11388

Sorrento Valley Road, San Diego, California, 92121. The telephone number at such office is (858) 704-6440. Except as otherwise indicated, each director and executive officer is a citizen of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Connie Matsui Chair of the Board

Connie Matsui is a board member of Artelo Biosciences, Inc., a biopharmaceutical company and Sutro Biopharma, Inc., a biopharmaceutical company.

Ms. Matsui retired from Biogen Idec Inc., a biotechnology company, in January 2009 as the Executive Vice President, Knowledge and Innovation Networks. She served as an Executive Committee member at both Biogen Idec and IDEC Pharmaceuticals, a predecessor of Biogen Idec. Among the many major roles she played after joining IDEC Pharmaceuticals in November 1992 was Senior Vice President, overseeing investor relations, corporate communications, human resources, project management and strategic planning. Prior to entering the biotechnology industry, Ms. Matsui worked for Wells Fargo Bank in general management, marketing and human resources.

Helen Torley Director; President, Chief Executive Officer

Helen Torley is a board member of Quest Diagnostics Incorporated, a diagnostic information services company.

Dr. Torley previously served as Chief Commercial Officer at Onyx pharmaceuticals from 2011-2013 until the acquisition of Onyx by Amgen in 2013. From 2002-2011 Dr. Torley held several senior commercial positions at Amgen including Vice President and General Manager US Bone Health and Vice President and General Manager US Nephrology. From 1997-2002 she held various senior management positions at Bristol-Myers Squibb, including Regional Vice President of Cardiovascular and Metabolic Sales and Head of Cardiovascular Global Marketing. She began her industry career at Sandoz, which merged with Ciba-Geigy to become Novartis in 1996, where she held a range of positions of increasing responsibility in Clinical Development, culminating in the position of Vice President of Medical Affairs, responsible for overseeing the design and conduct of a broad portfolio of clinical studies across nephrology, rheumatology, oncology and CNS indications.

Dr. Torley has served as CEO of Parent since 2014.

Dr. Torley is a citizen of England.

Jeffrey Henderson Director

Jeffrey Henderson is a board member of Becton Dickinson and Company, a medical technology company, Fibrogen, Inc., a biotechnology company and Qualcomm, Inc., a wireless communications and semiconductor company.

Mr. Henderson has served as President of JWH Consulting LLC, an investment and business advisory firm, since January 2018. From 2015 to 2019, he served as a Healthcare Advisory Director to Berkshire Partners LLC. Mr. Henderson previously served as the Chief Financial

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Officer of Cardinal Health, Inc., a multinational health care services company, from May 2005 to November 2014, and in an executive capacity until his retirement from Cardinal in August 2015. From 1998 to 2005, Mr. Henderson held various senior management positions at Eli Lilly and Company, a multinational pharmaceutical company, including President and General Manager, Eli Lilly Canada, Inc. and Controller and Treasurer of Eli Lilly, Inc.

Bernadette Connaughton Director

Bernadette Connaughton is a board member of Editas Medicine, Inc., a clinical stage biotechnology company, Syneos Health Inc., a biopharmaceutical services company and Zealand Pharma A/S, a biotechnology company.

Ms. Connaughton retired from Bristol-Myers Squibb Pharmaceutical Company, a multinational pharmaceutical company, where she served in senior management positions from 2004 to October 2017. She most recently served as Bristol-Myers Squibb’s President, Intercontinental Region. Ms. Connaughton was recently a member of the board of directors of Visterra, Inc., a private clinical stage biotechnology company, acquired by Otsuka. She also previously served on the European Federation of Pharmaceutical Industry Association, Patient Access and European Markets Committees.

Matthew Posard Director

Matthew Posard is the chairman of the board of DermTech, Inc., a precision dermatology company, the chairman of the board Nautilus Biotechnology, Inc., a development stage life sciences company and a board member of Talis Biomedical, a developer of diagnostic tests for infectious diseases.

Mr. Posard is Founding Principal of Explore DNA, a life sciences executive consulting firm, a position he has held since March 2016. Since 2017, he has provided advisory services to CEOs for several emerging life sciences companies. From February 2017 to April 2018, Mr. Posard served as President and Chief Commercial Officer of GenePeeks, Inc., a genetic research company. From March 2015 to April 2016, he served as Chief Commercial Officer of Trovagene, Inc., a molecular diagnostic biotechnology company. From February 2006 to February 2015, he held various commercial and general management positions at Illumina, Inc., a genomics company focusing on DNA sequencing, including senior executive positions overseeing Global Sales, Marketing, and General Manager of Clinical and Consumer Genomics as well as New and Emerging Markets.

Moni Miyashita Director	Moni Miyashita has served as the Chief Strategy Officer of Valo Health, LLC, a technology company built to transform the drug discovery and development process using human-centric data and artificial intelligence computation since May 2019. Prior to Valo Health, from August 2015 to May 2019, she was a Partner at Innosight Consulting, where she provided growth strategy consulting services for businesses in the biotech, healthcare and technology industries. From 2011 to 2015, she

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

was a Senior Advisor at McKinsey where she advised senior executive leadership teams on executing strategic M&A. Prior to McKinsey, she served as Vice President, Corporate Development at IBM Corporation, an information technology company, from 1998 to 2011.

Jean-Pierre Bizzari Director

Jean-Pierre Bizzari is a board member of Compugen Ltd., a biotechnology company, Nordic Nanovector ASA, a biotechnology company and Transgene S.A., a biopharmaceutical company.

Dr. Bizzari retired from Celgene Corporation, a global pharmaceutical company, having served as Executive Vice President and Global Head of Oncology from October 2012 to December 2015 and as Senior Vice President for Clinical Development Oncology from 2008 to October 2012. Dr. Bizzari was also an assistant in the medical oncology department at La Pitié-Salpêtrière hospital in Paris.

Dr. Bizzari is a citizen of France and the United States.

James Daly Director

James Daly is a board member of Acadia Pharmaceutical, Inc., a biopharmaceutical company, argenx S.E., a biopharmaceutical company, Bellicum Pharmaceuticals, Inc., a biopharmaceutical company and Madrigal Pharmaceuticals, Inc., a biopharmaceutical company.

Mr. Daly retired from Incyte Corporation, a biopharmaceutical company, where he served as Executive Vice President and Chief Commercial Officer from October 2012 to June 2015. Prior to Incyte, Mr. Daly served in various senior management and commercial positions at Amgen, Inc., a global pharmaceutical company, from January 2002 to December 2011. Prior to Amgen, he worked at GlaxoSmisthKline from 1985 to 2001 in various positions of increasing responsibilities.

Mark Snyder Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Mark Snyder joined Parent in January 2022 as Senior Vice President, General Counsel, Chief Compliance Officer and Secretary. Mr. Snyder has nearly 30 years of experience in legal and business management roles. Prior to joining Parent, from January 2008 to December 2021, Mr. Snyder served in various senior positions in the legal department at Qualcomm Incorporated, a wireless communications company, including his most recent positions as Senior Vice President & Deputy General Counsel, Litigation, from April 2016 to December 2021 and Vice President, Patent Counsel, from October 2010 to April 2016. Before Qualcomm, Mr. Snyder served as Lead Intellectual Property Counsel at Kyocera Wireless Corp., a wireless communications company, and has held legal and business management roles in two smaller companies. Mr. Snyder began his legal career as a patent attorney at the law firm of Sheridan Ross & McIntosh.

Nicole LaBrosse Senior Vice President, Chief Financial Officer	Nicole LaBrosse has served as the Senior Vice President, Chief Financial Officer since February 2022 and has over 18 years of public accounting and corporate finance experience. She previously served as Parent’s Vice President, Finance and Accounting from January 2020 to February 2022

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

and as Parent’s Executive Director, Controller from July 2017 to December 2019. From June 2015 to June 2017, she was the Parent’s Senior Director, Financial Reporting. Prior to joining Parent, Ms. LaBrosse was an auditor with PricewaterhouseCoopers, LLP from 2004 to 2015.

Michael LaBarre Senior Vice President, Chief Technical Officer	Michael LaBarre joined Parent in June 2008 as Vice President, Product Development and has served in various officer positions most recently as Senior Vice President, Chief Technical Officer since January 2020. Prior to joining Parent, Dr. LaBarre served as Vice President, Product Development at Paramount BioSciences, a pharmaceutical company, from April 2006 to June 2008. Prior to that he served as Director, Analytical and Protein Biochemistry, Discovery Research at Biogen Idec, a pharmaceutical company, from December 2003 to April 2006. He also served in various research and development roles at IDEC Pharmaceuticals Corporation, a pharmaceutical company, from November 1995 to December 2003 most recently as Director, Analytical and Formulation Sciences, R&D. Prior to joining IDEC, Dr. LaBarre held research and development positions at various pharmaceutical companies from July 1992 to November 1995.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Equiniti Trust Company

If delivering by mail: Equiniti Trust Company Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858

If delivering by hand, express mail, courier

or any other expedited service:

Equiniti Trust Company

Shareowner Services

Voluntary Corporate Actions

1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and any related materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (888) 628-1041

ATRS@dfking.com